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LITHIUM AMERICAS (ARGENTINA) CORP.

HOW TO PARTICIPATE IN THE MEETING ONLINE

Attending the Meeting online

We will be conducting a Virtual Meeting, giving you the opportunity to attend the meeting online, using your smartphone, tablet or computer.

If you choose to participate online you will be able to view a live webcast of the meeting, ask questions and submit your votes in real time.

Annual Meeting of Shareholders
Welcome to Annual Meeting of Shareholders
Shareholder
Guest
SIGN IN

Visit https://meetnow.global/MU9LYN5

You will need the latest version of Chrome, Safari, Edge and Firefox. Please ensure your browser is compatible.

Participate

To join, you must have your Control Number or Invite Code.

June 20, 2024 at 10:00 a.m. (Pacific Time)

You will be able to log into the site up to 60 minutes prior to the start of the meeting.

Access

Once the webpage above has loaded into your web browser, click **JOIN MEETING NOW** then select **Shareholder** on the login screen and enter your **Control Number**, or if you are an appointed proxyholder, select **Invitation** and enter your **Invite Code**.

If you have trouble logging in, contact us using the telephone number provided at the bottom of the screen.

Important Notice for Non-Registered Holders:
Non-registered holders (holders who hold their securities through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will not be able to participate at the meeting. Non-registered holders that wish to attend and participate should follow the instructions on the voting information form and in the management information circular relating to the meeting to appoint and register yourself as proxyholder, otherwise you will be required to login as a guest.

If you are a guest:

Select **Guest** on the login screen. As a guest, you will be prompted to enter your name and email address.

Please note, guests will not be able to ask questions or vote at the meeting.

Navigation

When successfully accessed, you can view the webcast, vote, ask questions, and view meeting documents.

f viewing on a computer, the webcast will appear automatically once the meeting has started.

Voting

Resolutions will be put forward for voting in the **Vote** tab. To vote, simply select your voting direction from the options shown.

Be sure to vote on all resolutions using the numbered link, if one appears, within the **Vote** tab.

Your vote has been cast when the check mark appears.

Q&A

Any authenticated holder or appointed proxy attending the meeting online is eligible to partake in the discussion.

Access the **Q&A** tab, type your question into the box at the bottom of the screen and then press the **Send** button.